UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Analysts International Corporation
(Name of Subject Company (Issuer))
American CyberSystems, Inc.
ACS Merger Corp.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
032681207
(CUSIP Number of Class of Securities)
Sanjeev Sardana
American CyberSystems, Inc.
2400 Meadowbrook Parkway
Duluth, GA 30096
Tel: (770) 493-5588
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Michael J. Cochran, Esq.
Jay V. Shah, Esq.
Derek B. Swanson, Esq.
McKenna Long & Aldridge LLP
303 Peachtree Street NW
Atlanta, GA 30308
(404) 527-4000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$35,502,535	$4,843

(1)
  Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $6.45 (i.e., the tender offer price) by (y) 5,504,269 the estimated maximum number of shares of the Company common stock to be acquired in the tender offer.
(2)
  The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.
☐
  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
  third-party tender offer subject to Rule 14d-1.
☐
  issuer tender offer subject to Rule 13e-4.
☐
  going-private transaction subject to Rule 13e-3.
☐
  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by American CyberSystems, Inc., a Georgia corporation (“Parent”) and ACS Merger Corp., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.10 per share (“Shares”), of Analysts International Corporation., a Minnesota corporation (the “Company”), at a price of $6.45 per Share (“Offer Price”), net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Offerors. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of August 27, 2013 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Parent, Purchaser and the Company, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
ITEM 1.
  SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.
  SUBJECT COMPANY INFORMATION.
(a) The name of the subject company and the issuer of the securities subject to the Offer is Analysts International Corporation, a Minnesota corporation. Its principal executive office is located at 7700 France Avenue South, Suite 200, Minneapolis, MN 55435 and its telephone number is (952) 835-5900.
(b) This Schedule TO relates to the Shares of the Company. According to the Company, as of August 29, 2013, there were approximately 5,117,627 Shares issued and outstanding.
(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded is set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.
ITEM 3.
  IDENTITY AND BACKGROUND OF FILING PERSON.
(a), (b), (c) The filing companies of this Schedule TO are (i) American CyberSystems, Inc., a Georgia corporation, and (ii) ACS Merger Corp., a Minnesota corporation and a wholly-owned subsidiary of Parent. Each of Parent’s and Purchaser’s principal executive office is located at 2400 Meadowbrook Parkway, Duluth, GA 30096, and the telephone number of each is (770) 493-5588. The information regarding Purchaser and Parent is set forth in Section 9 — “Certain Information Concerning Purchaser and Parent” of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 4.
  TERMS OF THE TRANSACTION.
(a) The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 5.
  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 8 — “Certain Information Concerning the Company”, Section 9 — “Certain Information Concerning Purchaser and Parent”, Section 10 — “Background of the Offer; Contacts with the Company” and Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.
  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
(c)(1), (4 – 7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” Section 7 — “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”, Section 12 — “Source and Amount of Funds” and Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.
  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet, Section 10 — “Background of the Offer; Contacts with the Company”, Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”, Section 12 — “Source and Amount of Funds” and Section 13 — “Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.
(d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” Section 10 — “Background of the Offer; Contacts with the Company”, Section 12 — “Source and Amount of Funds” and Section 13 — “Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference of the Offer to Purchase is incorporated herein by reference.
ITEM 8.
  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
None.
ITEM 9.
  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in Section 10 — “Background of the Offer; Contacts with the Company”, Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 16 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.
  FINANCIAL STATEMENTS.
Not applicable
ITEM 11.
  ADDITIONAL INFORMATION.
(a)(1) – (5) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” Section 7 — “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”, Section 10 — “Background of the Offer; Contacts with the Company”, Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 15 — “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.
  EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated September 3, 2013
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)
Joint Press Release issued by American CyberSystems, Inc. and Analysts International Corporation on August 28, 2013 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on August 28, 2013)

(a)(1)(G)	Internal Revenue Service Substitute Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form
(a)(1)(H)	Summary Advertisement, published on September 3, 2013 in Wall Street Journal
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated as of August 27, 2013, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)

(d)(2)
Exclusivity Agreement, dated August 7, 2013, between the Company and Parent (incorporated by reference to Exhibit (e)(4) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 3, 2013)

(d)(3)
Confidentiality Agreement, dated as of April 30, 2013, between the Company and Parent (incorporated by reference to Exhibit (e)(2) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 3, 2013)

(d)(4)
Confidentiality Agreement, dated as of June 11, 2013, between the Company and Parent (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 3, 2013)

(d)(5)	Debt Commitment Letter, dated as of August 26, 2013, from Fifth Third Bank to Parent
(d)(6)	Debt Commitment Letter, dated as of August 26, 2013, from Bank of America, N.A. to Fifth Third Bank
(d)(7)	Debt Commitment Letter, dated as of August 23, 2013, from First Tennessee Bank to Fifth Third Bank
(d)(8)	Debt Commitment Letter dated as of August 22, 2013, from Synovus Bank to Fifth Third Bank

(d)(9)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Brittany B. McKinney and Parent.
(d)(10)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Robert E. Woods and Parent.
(d)(11)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Joseph T. Dunsmore and Parent.
(d)(12)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Krzysztof K. Burhardt and Parent.
(d)(13)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Douglas C. Neve and Parent.
(d)(14)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Brigid A. Bonner and Parent.
(d)(15)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Galen G. Johnson and Parent.
(d)(16)	Amendment No. 2 to Amended and Restated Rights Agreement (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)
(d)(17)
Retention/Transaction Bonus Agreement, dated August 27, 2013, by and between Brittany B. McKinney and the Company (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)

(d)(18)
Retention/Transaction Bonus Agreement, dated August 27, 2013, by and between Lynn L. Blake and the Company (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)

(d)(19)
Amendment Number One to Change in Control Severance Pay Plan, dated August 27, 2013 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)

(g)	Not applicable
(h)	Not applicable
ITEM 13.
  INFORMATION REQUIRED BY SCHEDULE 13 E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 3, 2013
AMERICAN CYBERSYSTEMS, INC.
By:
  /s/ Rajiv Sardana

  Name: Rajiv Sardana
  Title: Chief Executive Officer
ACS MERGER CORP.
By:
  /s/ Rajiv Sardana

  Name: Rajiv Sardana
  Title: Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 3, 2013
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)
Joint Press Release issued by American CyberSystems, Inc. and Analysts International Corporation on August 28, 2013 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on August 28, 2013)

(a)(1)(G)	Internal Revenue Service Substitute Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form
(a)(1)(H)	Summary Advertisement, published on September 3, 2013 in Wall Street Journal
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated as of August 27, 2013, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)

(d)(2)
Exclusivity Agreement, dated August 7, 2013, between the Company and Parent (incorporated by reference to Exhibit (e)(4) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 3, 2013)

(d)(3)
Confidentiality Agreement, dated as of April 30, 2013, between the Company and Parent (incorporated by reference to Exhibit (e)(2) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 3, 2013)

(d)(4)
Confidentiality Agreement, dated as of June 11, 2013, between the Company and Parent (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 3, 2013)

(d)(5)	Debt Commitment Letter, dated as of August 26, 2013, from Fifth Third Bank to Parent
(d)(6)	Debt Commitment Letter, dated as of August 26, 2013, from Bank of America, N.A. to Fifth Third Bank
(d)(7)	Debt Commitment Letter, dated as of August 23, 2013, from First Tennessee Bank to Fifth Third Bank
(d)(8)	Debt Commitment Letter dated as of August 22, 2013, from Synovus Bank to Fifth Third Bank

(d)(9)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Brittany B. McKinney and Parent.
(d)(10)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Robert E. Woods and Parent.
(d)(11)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Joseph T. Dunsmore and Parent.
(d)(12)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Krzysztof K. Burhardt and Parent.
(d)(13)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Douglas C. Neve and Parent.
(d)(14)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Brigid A. Bonner and Parent.
(d)(15)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Galen G. Johnson and Parent.
(d)(16)	Amendment No. 2 to Amended and Restated Rights Agreement (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)
(d)(17)
Retention/Transaction Bonus Agreement, dated August 27, 2013, by and between Brittany B. McKinney and the Company (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)

(d)(18)
Retention/Transaction Bonus Agreement, dated August 27, 2013, by and between Lynn L. Blake and the Company (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)

(d)(19)
Amendment Number One to Change in Control Severance Pay Plan, dated August 27, 2013 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)

(g)	Not applicable
(h)	Not applicable